EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Immediate Report – Loss of Satellite Amos 6

Further to the immediate report published on March 19, 2013 (reference number: 2013-01-011194) regarding the convening of an extraordinary general meeting of shareholders, to the amended report dated March 20, 2013 (reference number: 2013-01-012298) and a supplementary report dated April 29, 2013 (reference number: 2013-01-047869) in connection with the engagement of DBS Satellite Services (1998) Ltd. ( "DBS") in a transaction which, pursuant to among other things, it was agreed to lease the satellite space segments of Amos 6, designed to replace the Amos 2 satellite which currently DBS makes use of (together with another satellite - Amos 3), on September 1, 2016, Spacecom Ltd. reported that, to its knowledge, during fueling of the rocket launching pad of satellite Amos-6, there was an explosion of the missile which caused the complete loss of the satellite.

DBS' broadcasts continue as usual as these are transmitted through satellites Amos 2 and Amos 3 (and this includes the space segments transferred from Amos 2 to Amos 3). It is possible that in the future, as a result of not finding an alternative, this loss of Amos 6 will require the removal of a limited number of low-watched channels from DBS broadcast. DBS is examining vis-à-vis Spacecom the option of receiving additional space segments (other than those already secured to it in a regular case of a failure of satellite Amos 6) in a way that would avoid the need for removal of those limited number of low-watched channels. DBS is also studying the other implications arising from the loss.

Sincerely,

"Bezeq" The Israel Telecommunication Corp. Ltd.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.